Kenneth L. Guernsey

T: +1 415 693 2091

kguernsey@cooley.com

March 19, 2014

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey P. Riedler

Re:	Versartis, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Submitted March 10, 2014

Registration No. 333-193997

Dear Mr. Riedler:

On behalf of Versartis, Inc. (the “Company”), we are submitting this letter and the following information in response to a letter, dated March 13, 2014, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 referenced above (the “Registration Statement”).

We are also electronically transmitting for filing Amendment No. 3 to the Company’s Registration Statement on Form S-1 (“Amendment No. 3”), which was filed on March 19, 2014 to increase the range of the estimated price per share in the Company’s initial public offering. In addition, we are sending the Staff a hard copy of this letter and Amendment No. 3, including a version marked to show changes from Amendment No. 2 to the Registration Statement.

For the Staff’s convenience, we have incorporated your comment into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in Amendment No. 3. Capitalized terms used but not defined in this letter have the meanings given to such terms in Amendment No. 3.

Capitalization, page 61

1. Please expand your pro forma disclosures throughout the filing to explain why assuming that the convertible preferred stock will be converted into common stock is factually supportable. Refer to page F-21 and Rule 11-02(b)(6) of Regulation S-X.

The Company respectfully informs the Staff that it has obtained the required stockholder consent to effect the conversion of the Series A through Series D-2 preferred stock into common stock immediately prior to the closing of the Company’s initial public

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800  T: (415) 693-2000  F: (415) 693-2222  WWW.COOLEY.COM

U.S. Securities and Exchange Commission

March 19, 2014

Page Two

offering, regardless of the offering price, provided that the initial public offering results in net proceeds to the Company of at least $50 million and the offering price is approved by the Company’s board of directors or an authorized pricing committee of the board. Additionally, under the Company’s Amended and Restated Certificate of Incorporation, as amended, the conversion of the Company’s Series E Preferred Stock will occur automatically in connection with the closing of the Company’s initial public offering if the aggregate proceeds exceed $50 million. The anticipated net proceeds of the Company’s initial public offering, based on the midpoint of the price range and the number of shares expected to be sold in the offering, is well in excess of $50 million. We have revised the disclosures on pages 10 and 60 of Amendment No. 3 to reflect the factual basis for the expected conversion of the Company’s preferred stock into common stock immediately following the offering.

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101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800  T: (415) 693-2000  F: (415) 693-2222  WWW.COOLEY.COM

U.S. Securities and Exchange Commission

March 19, 2014

Page Three

Please contact me at (415) 693-2091 or Michael E. Tenta of Cooley LLP at (650) 843-5636 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Kenneth L. Guernsey

Kenneth L. Guernsey

cc:	Jeffrey L. Cleland, Ph.D., Versartis, Inc.
Joshua T. Brumm, Versartis, Inc.
Paul Westberg, Versartis, Inc.
Michael E. Tenta, Cooley LLP
Bruce K. Dallas, Davis Polk & Wardwell LLP
Deepak Bhandarkar, PricewaterhouseCoopers LLP

101 CALIFORNIA STREET, 5TH FLOOR, SAN FRANCISCO, CA 94111-5800  T: (415) 693-2000  F: (415) 693-2222  WWW.COOLEY.COM